UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 24, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Optimisation of Annual Financial Statements - SENS
Announcement





Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol", "Group" or "the Company")

Optimisation of Annual Financial Statements - SENS Announcement

Dear Stakeholder,

Since the implementation of our new operating model in 2014, we have optimised and integrated our operations along a single value chain and streamlined our processes and ways of working. To reflect the new operating model and bring greater focus and increased simplicity to how Sasol is structured and managed, we have overhauled our Annual Financial Statements (AFS) to better reflect the way the business is managed and improve shareholder accessibility and understanding of our financial results. We have also purposefully focused on the disclosure of material items to assist with clarity, as well as removing duplicate disclosures.

The new structure of the AFS will align with the Report of the Group Chief Financial Officer, and together will provide a full overview of the results, in the context of our business strategy, while enabling more effective analysis of the Group's performance. This change in the AFS is also in line with global trends in financial reporting, which have been signaled over recent months by industry bodies and authorities to improve financial reporting in simpler, more accessible formats for shareholders.

The AFS has been re-organised and will be presented along the following focus areas:
*	Earnings - focuses on earnings generated from our operations and taxation;
*	Sources of Capital - funding our business through equity and debt;
*	Capital allocation and utilisation - investments and
effective capital management to fuel future growth;
*	Provisions and reserves; and
*	Other disclosures - financial risk management and mandatory
disclosures required by the regulators.




Simultaneously, we are also implementing an Early Reporting project with the objective of releasing our 2017 financial results two weeks earlier into the market. The streamlined AFS will assist us in meeting the earlier reporting timelines and integrate the Analyst Book into one publication.

A template with the restructured AFS has been developed to assist shareholders and readers to familiarise themselves with the new format, prior to publication in September 2016. This unaudited template is available for download from our Investor Centre on the Company's website at http://www.sasol.com/investor-centre/reporting/annual-financial-statements/new-template

Important to note is that the template is subject to change as we finalise the results for financial year 2016. The template includes previously disclosed financial information pertaining to financial years 2014 and 2015. The AFS for financial year 2016 will be available in this format when we release our results early in September 2016.

Queries and further questions regarding the new and optimised structure of the Annual Financial Statements shown in the template, can be directed to Sasol Investor Relations at investor.relations@sasol.com, or by calling +27 11 441 3113.

24 June 2016
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


































SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date June 24, 2016					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary